Filed pursuant to Rule 433

Registration No. 333-231967-01

June 17, 2019

PRICING TERM SHEET

3.000% Notes due 2029

Issuer:	ERP Operating Limited Partnership

Security:	3.000% Notes due 2029

Anticipated Ratings*:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services A by Fitch Ratings Services

Principal Amount Offered:	$600,000,000

Trade Date:	June 17, 2019

Settlement Date:	June 26, 2019 (T+7)

Maturity Date:	July 1, 2029

Coupon:	3.000%

Interest Payment Dates:	Payable semiannually on January 1 and July 1, commencing January 1, 2020

Price to Public:	99.580%

Benchmark Treasury:	2.375% May 15, 2029

Benchmark Treasury Price and Yield:	102-20+ / 2.079%

Spread to Benchmark Treasury:	+97 basis points

Re-Offer Yield:	3.049%

Make-Whole Call:	Treasury rate plus 15 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after April 1, 2029 (the date that is 3 months prior to the maturity date of the notes), the redemption price will not include the Make-Whole Amount

Net Proceeds:	$593,580,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884ABL6 / US26884ABL61

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Barclays Capital Inc.

Senior Co-Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Fifth Third Securities, Inc. MUFG Securities Americas Inc. Samuel A. Ramirez & Company, Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC at 1-866-375-6829 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.